Mail Stop 6010								July 20, 2005

Herman Rappaport
Chief Executive Officer
Starmed Group, Inc.
2029 Century Park East
Suite 1112
Los Angeles, California 90067

Re:		Starmed Group, Inc.
10-KSB for the period ending December 31, 2004

Dear Mr. Rappaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please include the signature of your chief accounting officer or controller on the 10-KSB. Please also include the signature of your chief financial officer. Any person who occupies more than one of the specified positions required to sign the report should indicate each capacity in which he or she signs the report. See general instruction C.2 to Form 10-KSB.


Business of issuer, p. 3
2. Please disclose whether there are any regulatory requirements that must be achieved or maintained in order to execute your business model. If there are, please summarize those requirements and describe the likelihood of meeting the requirements.
3. We note the information in note 2 on page F-8. Please expand the discussion in the business section to identify your principal suppliers and your dependence on one or a few major customers, identifying the customers. See Item 101 (a) (5) and (6) of Regulation S-B.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Item 7.  Financial Statements and Supplementary Data, page 14
Report of Independent Registered Public Accounting Firm, page F-1

4. Please tell us how your auditor was able to conclude that there was not substantial doubt about your ability to continue as a concern and how they complied with AU Section 341. In so doing, please tell us how they considered: (a) any known trends, events or uncertainties that were reasonably likely to have a material impact on your liquidity and (b) your internal and external sources of liquidity. In addition, please tell us how you sufficiently disclosed (a) and (b), as per Items 303(b)(1)(i) and (ii) of Regulation S-B.

Consolidated Statement of Shareholders` Equity (Deficit), page F-4

5. For each issuance of shares, please tell us how you determined the value attributed to the shares issued, especially as you stated that there was, at that time, no public market for your shares. To the extent that the value changed, please describe the events or factors that contributed to the change. In addition, please progressively bridge your value determinations to the value of the shares when a market first became available. In the latter regard, please also tell us when this was and what the value of the shares was then.

Item 7. Financial Statements And Supplementary Data, page 14
Notes to Consolidated Financial Statements, page F-6
2.  Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-6

6. Please tell us how your policy complies with SAB Topic 13 (SAB
104), including the criteria on the existence of an agreement and the price being fixed or determinable.


4.  Long Term Debt, page F-8
Note Payable, page F-8

7. Please tell us what literature you relied on in accounting for the cancellation of the notes payable and the issuance of the guarantee and the restricted shares. Additionally, please tell us how the issuance of the restricted shares is reflected in your financial statements.

   As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   *******


   You may contact Tabatha Akins at (202) 551-3658 or Jim
Rosenberg
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at (202) 551-3653, or me at (202) 551-3715 with any other
questions.


  Sincerely,




									Jeffrey Riedler
									Assistant Director



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